James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 22 May 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 19 May 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 19th May 2023 Dear Sir/Madam, Re: Disclosure of Holding below 3% Threshold. Mitsubishi UFJ Financial Group, Inc. (“MUFG”) on behalf of its subsidiaries: First Sentier Investors (Australia) IM Ltd, First Sentier Investors Realindex Pty Ltd, First Sentier Investors (Australia) RE Ltd, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Kokusai Asset Management Co., Ltd. have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 2.99% ordinary share capital, as at 17th May 2023. This is based upon a total of 13,203,941 shares held and a total of 442,056,296 voting rights on issue. A previous announcement of 3.98% interest in relevant share capital was disclosed on the 20st June 2022 for value date 16th June 2022. The holdings dissection between entities within MUFG after notification obligation on 17th May 2023 are as follows. Entity Number of Securities % of the Total Issued Securities of the Class First Sentier Investors (Australia) IM Ltd 10,548,351 2.39% First Sentier Investors Realindex Pty Ltd 1,672,573 0.38% Mitsubishi UFJ Trust and Banking Corporation 813,065 0.18% Mitsubishi UFJ Kokusai Asset Management Co., Ltd 159,255 0.04% First Sentier Investors (Australia) RE Ltd 10,697 0.00% Total 13,203,941 2.99% (Note: Tallying up the individual entity’s percentage may not match the total percentage.)

Thank you for your attention in this matter. Yours Faithfully, …………………………………………. Signature Name and Title: Riyuuichirou Sakuma Managing Director Deputy Head of Credit Policy & Planning Division Mitsubishi UFJ Financial Group, Inc.